CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Inflation-Linked Retail Medium-Term Notes Due August 10, 2018	$30,000,000	$1,179.00

(1)	Excludes accrued interest, if any.
(2)	A filing fee of $1,179.00 calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered by means of this pricing supplement.

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

PRICING SUPPLEMENT, NO. 246

DATED July 21, 2008

(To Prospectus dated March 16, 2006 and

Prospectus Supplement dated March 16, 2006)

Prudential Financial, Inc.

$30,000,000

Inflation-Linked Retail Medium-Term Notes Due August 10, 2018

This pricing supplement relates to $30,000,000 principal amount of Inflation-Linked Retail Medium-Term Notes, or the “notes,” of Prudential Financial, Inc. You should read this pricing supplement in conjunction with the prospectus dated March 16, 2006 and prospectus supplement dated March 16, 2006. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus, as supplemented.

We will pay interest on the notes on the 10th calendar day of each month, which we refer to as an “Interest Payment Date,” beginning September 10, 2008. Until September 10, 2008, the annual interest rate payable on the notes will be 6.75%. Thereafter, the annual interest rate will be equal to the Inflation Index Adjustment, which will be determined as described in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate,” plus 2.75%, or 275 basis points. However, at no time will the annual interest rate for any interest payment period be less than zero.

We will base the Inflation Index Adjustment for each interest payment period on the percentage change in the U.S. Consumer Price Index, or “CPI,” as defined in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate.” The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. We will calculate the Inflation Index Adjustment monthly and reset the interest rate on the notes monthly.

The notes will mature and be payable at 100% of their principal amount on August 10, 2018, plus any accrued and unpaid interest thereon to but excluding that date, and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Prudential Financial, Inc. and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves certain risks, including those described in the “Additional Risk Factors” section beginning on page PS-2 of this pricing supplement, the “Risk Factors” section beginning on page S-6 of the accompanying prospectus supplement, and the “Notes Regarding Forward-Looking Statements and Certain Risks” section beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Purchasing Agent’s Discount(2)	Proceeds, Before Expenses, to Us (3)
Per Note	100.00%	1.00%	99.00%
Total	$30,000,000	$300,000	$29,700,000

(1)	Plus accrued interest, if any, from July 28, 2008 if settlement occurs after that date.
(2)	In connection with this offering, Prudential Financial, Inc. or its affiliate entered into a swap transaction with an affiliate of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to hedge certain of its payment obligations under the notes. See “Underwriting.”
(3)	Net of accrued interest, if any, from July 28, 2008, if settlement occurs after that date.

The Agent expects to deliver the notes in book-entry form only, through the facilities of The Depository Trust Company, New York, New York, on or about July 28, 2008.

MORGAN STANLEY

ADDITIONAL RISK FACTORS

You should carefully consider the following discussion of risks, and the other information provided in the accompanying prospectus and prospectus supplement. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the notes, about our financial condition, operations and business or financial matters in general. You should not purchase the notes unless you understand, and know that you can bear, these risks.

During periods in which year-over-year inflation is negative, the interest rate applicable to the notes for any interest payment period could be lower than 2.75% and as low as zero.

During periods of reduced inflation, the interest rate applicable to the notes for any interest payment period will decrease, and during periods in which year-over-year inflation is negative, which we refer to as deflation, the applicable interest rate on the notes for such interest periods will be less than 2.75% per annum and as low as zero. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the annual interest rate in that period would be 2.75% above the Inflation Index Adjustment, or 3.75%. In a period of deflation, the Interest Index Adjustment would be negative, which then could result in an interest rate below 2.75% and as low as zero. For example, if the Inflation Index Adjustment were -1.00%, the annual interest rate in that period would be 1.75%, and if the Inflation Index Adjustment were –2.75%, the interest rate in that period would be zero. For further discussion of the risks related to an investment in inflation-linked notes, see “Risk Factors—Risks Related to an Investment in Inflation-Linked Notes” in the accompanying prospectus supplement.

The yield on the notes may be lower than the yield on a standard debt security of comparable maturity.

The amounts we will pay you on Interest Payment Dates and the Maturity Date may be less than the return you could have earned on other investments. Because the level of the CPI as of each Interest Payment Date may be less than, equal to or only somewhat greater than its value as of the previous Interest Payment Date, and because interest payments after September 10, 2008 are determined by the level of the CPI, the effective yield to maturity on notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Prudential Financial, Inc. of comparable maturity.

Floating rate notes differ from fixed rate notes.

The annual interest rate paid by us on the notes for each interest payment period will be equal to the Inflation Index Adjustment plus 2.75%, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

The inclusion of any commissions and estimated profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely exclude, any commissions paid with respect to the notes, as well as the estimated profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, markups or other transaction costs. See “Underwriting.”

CERTAIN NOTE TERMS

1.	Aggregate Original Principal Amount: $30,000,000

2.	Issue Date: July 28, 2008

3.	Maturity Date: August 10, 2018

(a)	Amount Payable on the Maturity Date: 100% of principal amount, plus any accrued and unpaid interest thereon to but excluding that date

4.	Interest Category: Indexed Notes

5.	Trustee: The Bank of New York, as successor trustee under an indenture dated as of April 25, 2003, as supplemented and amended. Citibank, N.A. will act as paying agent, registrar and transfer agent for the notes.

6.	Calculation Agent: Prudential Financial, Inc.

7.	Purchasing Agent: Morgan Stanley & Co. Incorporated

8.	Interest:

(a)	Frequency of Interest Payments: Monthly, with an initial interest payment period from and including the Issue Date to but excluding September 10, 2008.

(b)	Interest Payment Dates: The 10th calendar day of each month, commencing September 10, 2008, or if such date is not a Business Day, the next succeeding Business Day (unadjusted)

(c)	Interest Rate: The Inflation Index Adjustment + Spread, subject to the Minimum Interest Rate Limitation

(d)	Day Count: 360-day year of twelve 30-day months

(e)	Inflation Index Adjustment: The “Inflation Index Adjustment” (expressed as a percentage per year) for an interest payment period will be calculated as described in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate.” The interest rate for the initial interest payment period from and including the Issue Date to but excluding September 10, 2008, is 6.75% per annum.

The “inflation index adjustment” (expressed as a percentage per year) for an interest payment period will be calculated as follows:

Inflation index adjustment	=	(Ref CPIn – Ref CPIn-12)
Ref CPIn-12

The inflation index adjustment will be expressed as a percentage, rounded to the nearest one-hundredth of one percent. All percentages resulting from any intermediate calculation on the notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%. All coupon amounts used in or resulting from such calculation on the notes will be rounded to the nearest one-hundredth of a percentage point, with 0.005% rounded up to 0.01%.

Ref CPIn = As to any Interest Reset Date, the level of CPI for the third calendar month (the “Reference Month”) preceding the month in which that Interest Reset Date occurs, as reported in the second calendar month prior to such Interest Reset Date.

Ref CPI n-12 = As to any Interest Reset Date, the level of CPI for the 12th calendar month preceding the relevant Reference Month.

“CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, as reported on Bloomberg page CPURNSA or any successor service.

(f)	Spread: 2.75%

(g)	Interest Reset Date: the 10th calendar day of each month (unadjusted), beginning on September 10th, 2008, unadjusted

(h)	Interest Determination Date: The 5th business day preceding each Interest Payment Date

(i)	Minimum Interest Rate Limitation: Zero per year for each interest payment period

Example.	For example, for the Interest Payment Period from and including September 10, 2008 to but excluding October 10, 2008, CPIn will be 218.815, the CPI for June 2008 (the Reference Month), and Ref CPIn-12 will be 208.352, the CPI for June 2007 (which is the CPI for the 12th calendar month preceding the Reference Month). The rate at which interest will be paid for that period will be calculated as follows:

Inflation Index Adjustment =

= (Ref CPIn – Ref CPIn-12) / Ref CPIn-12

= (218.815 – 208.352) / 208.352

= 0.05022

Spread = 2.75%

Interest Rate = 0.05022 + 0.02750 = 0.07772 = 7.77%

The following table sets forth the CPI from January 2003 to June 2008, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Month	2008	2007	2006	2005	2004	2003
January	211.080	202.416	198.3	190.7	185.2	181.7
February	211.693	203.499	198.7	191.8	186.2	183.1
March	213.528	205.352	199.8	193.3	187.4	184.2
April	214.823	206.686	201.5	194.6	188.0	183.8
May	216.632	207.949	202.5	194.4	189.1	183.5
June	218.815	208.352	202.9	194.5	189.7	183.7
July	—	208.299	203.5	195.4	189.4	183.9
August	—	207.917	203.9	196.4	189.5	184.6
September	—	208.490	202.9	198.8	189.9	185.2
October	—	208.936	201.8	199.2	190.9	185.0
November	—	210.177	201.5	197.6	191.0	184.5
December	—	210.036	201.8	196.8	190.3	184.3

As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

After September 10, 2008, the interest payable on the notes on any Interest Payment Date will be reduced in the event that the inflation index adjustment, derived from the CPI and used to calculate the interest then payable on the notes, is less than the inflation index adjustment used to calculate the interest payable on the notes on the preceding Interest Payment Date.

9.	Credit ratings of Prudential Financial, Inc.:

S&P	A+
Moody’s	A3

The notes are not rated. The credit ratings above are those of Prudential Financial, Inc. As of the date hereof, Prudential Financial, Inc. is rated A+ by Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. (“S&P”) and A3 by Moody’s Investors Service Inc. (“Moody’s”). A credit rating reflects the creditworthiness of Prudential Financial, Inc. and is not a recommendation to buy, sell or hold securities. The credit rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of Prudential Financial, Inc. does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

10.	Survivor’s Option: No

11.	Further Issuances

Prudential Financial, Inc. may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, initial interest accrual date and, depending on the issue date, the initial interest payment date. Any such additional note will bear the same CUSIP number and be fungible with the notes offered by this pricing supplement.

12.	CUSIP Number: 74432RAN3

Initial trades settle flat and clear SDFS: DTC Book Entry only, DTC number 50 via Morgan Stanley & Co. Incorporated

UNDERWRITING

In connection with this offering, Prudential Financial, Inc. entered into a swap transaction with an affiliate of Morgan Stanley (the “Hedging Counterparty”) to hedge certain of its payment obligations under the notes.

We expect that delivery of the notes will be made against payment for the notes on or about the issue date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the immediately succeeding four business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CERTAIN UNITED STATES

FEDERAL INCOME TAX CONSEQUENCES

Interest paid on the notes will generally be taxable as ordinary interest income to U.S. holders. For a further description of the U.S. federal income tax considerations relating to the notes, see “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement.